

Mail Stop 7010

September 13, 2007

Nicolas Berggruen
President and Chief Executive Officer
Freedom Acquisition Holdings, Inc.
1114 Avenue of the Americas, 41st Floor
New York, NY 10036

Re: **Freedom Acquisition Holdings, Inc.**
    Preliminary Proxy Statement on Schedule 14A
    Filed on August 24, 2007
    File No. 1-33217

Dear Mr. Berggruen:

We have reviewed your filing and have the following comments.

<u>General</u>

1.   You state that GLG Partners LP currently relies on the exemption from registration provided by section 203(b)(3) of the Investment Advisers Act of 1940 and rule 203(b)(3)-1 thereunder (the "exemption"). You also state that, while it is anticipated that either GLG Partners LP or GLG Inc. will register as an investment adviser with the SEC, this registration may occur after the closing of the acquisition, and that GLG Partners LP and its affiliated entities ("GLG") will continue to rely on the exemption until such investment adviser registration is filed and becomes effective. Please explain with more specificity how GLG Partners LP currently can rely on the exemption and how GLG will be able to rely on the exemption after the acquisition. Specifically, please explain whether GLG Partners LP and/or GLG should be deemed to be holding itself out generally to the public as an investment adviser. In providing this explanation, please address the statement on page 166 of Amendment No. 1 that: "GLG also believes that becoming a publicly traded NYSE-listed company will further enhance the brand awareness of GLG and its business and will facilitate AUM growth by attracting new clients, particularly from the United States and other under-penetrated geographic markets."

<u>Cover</u>

2.   Please clarify that GLG shareowners will receive equity, including a majority of the combined company's equity and approximately $1B in cash.

Summary, page 1

3.   Please include your response to comment 15 in our letter dated August 10, 2007, relating to the board's analysis of enterprise value, in the Summary section of the filing.

4.   We note your response to comment 20 in our letter dated August 10, 2007. The disclosure you refer to does not appear until page 143 of the filing. In the pro forma financial information, you reflect that total members' equity on a historical basis will change from $338 million to a <u>deficit</u> of $173 million (($70) million assuming maximum approval) on a pro form combined basis as of June 30, 2007. In addition, you reflect a net income on a historical basis will change from $360 million to a net <u>loss</u> of $501 million on a pro forma combined basis for the year ended December 31, 2006. Since your net income (loss) trends will be materially affected subsequent to completion of the transaction, as previously requested, please briefly disclose these changes and the reasons therefore in the Summary section of the filing.

GLG, page 1

5.   We note your response to comment 24 in our letter dated August 10, 2007. However, since it appears that Jonathon Green is an affiliate of and consultant to GLG, please disclose the amount of consideration Istithmar and Sal. Oppenheim will pay for the 3% equity stakes.

The Acquisition, page 3

6.   Please disclose that the purchase price for the acquisition is $3.4B.

The Acquired Companies, page 3

7.   Please disclose the information set forth in your response to comment 13 in our letter dated August 10, 2007.

8.   We note your response to comment 28 in our letter dated August 10, 2007. Please explain in greater detail how special distributions for the FA Sub 2 Limited Exchangeable Shares are determined. For example, is there a formula or contractual term to calculate these special distributions?

Acquisition Consideration, page 4

9.   We note your response to comment 29 in our letter dated August 10, 2007. Please briefly describe the purpose of issuing the notes rather than paying the cash. Also explain why the 33 million ordinary shares are subject to put and call rights.

Acquisition-Related Agreements and Transactions, page 7

10.   Please quantify the consideration to be paid in connection with the equity participation plan.

Structure of GLG Partners, Inc. Upon Consummation of the Acquisition, page 9

11.   Please include in the diagram the break down of the ownership of GLG Partners, Inc., the public company.

12.   Please also include a diagram of the GLG structure immediately prior to the acquisition and related transactions.

13.   Please describe the terms of the GLG Inc. acquisition to be completed following the completion of this acquisition.

Interests of Principals and Key Personnel of GLG in the Acquisition, page 15

14.   Please add your response to comment 32 in our letter dated August 10, 2007 in this section of the filing. Also quantify the cash and shares the principals will receive in connection with the acquisition. If material, please disclose your estimate of other cash distributions from distributable profits prior to the acquisition.

Risk Factors, page 21

We expect to incur significant costs associated with the acquisition . . ., page 39

15.   We note your response to comment 40 in our letter dated August 10, 2007. Please quantify the net losses, negative net worth, and compensation expenses. Also clarify the meaning of your statement that "there are no compensation charges relating to the acquisition," since it appears to contradict the language on page 144. Please also explain in clear language why compensation and benefits will reflect the amortization of non-cash equity based compensation expense and what this means.

Forward-Looking Statements, page 48

16.   The safe harbor for forward-looking statements is not available to issuers that are not subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934. Please revise accordingly.

Recommendation of the Freedom Board, page 64

17.   In the fourth bullet on page 65, please clarify and quantify what the pro forma effect of the issuance of the shares on Freedom's earnings per share is.

18.   Since Freedom did not receive a fairness opinion, please specifically address how the board determined that the acquisition was fair to unaffiliated stockholders.

19.   In this respect, please disclose the information provided in your response to comment number 7 in our letter dated August 10, 2007 regarding the scope of financial advisory services and why neither company obtained a fairness opinion.

20.   Please disclose that neither party received a report, opinion or appraisal from its financial advisors in connection with the acquisition.

21.   Please expand on the factors that Freedom's board reviewed, i.e., what aspect of GLG's regulatory environment did the board consider, what due diligence results did the board consider, etc.

The purchase agreement, page 67

22.   Please delete the statement that investors and securities holders are not third-party beneficiaries under the purchase agreement since it implies they cannot rely on the information in it.

23.   Please clarify that you do not believe any supplemental information or information in confidential disclosure schedules is required to be disclosed under federal securities laws.

GLG Management's Discussion and Analysis of Financial Condition and Results of Operations

Qualitative and Quantitative Disclosures about Market Risk, page 141

24.   We note your response to comment 62 in our letter dated August 10, 2007 and revised disclosures. Since changes in the value of assets managed will impact the level of management and performance fee revenues, it is unclear why you could not revise your market risk disclosures to include a sensitivity analysis (or other analysis permitted by Item 305(a) of Regulation S-K) that expresses the potential loss in future earnings based on a hypothetical change in the fair value of assets managed. Please revise your filing accordingly.

Unaudited Pro Forma Condensed Financial Statements

Unaudited Pro Forma Condensed Combined Financial Information, page 143

25.   We note your response to comment 65 in our letter dated August 10, 2007, however, it appears the since each minority interest holder does not own the same percentage interest in each entity that is participating in the exchange, the nature of what they own before and after the exchange would appear to differ. Therefore, we re-issue our prior comment 65 that it appears the minority interest acquisition should be treated as a purchase at fair value in the pro forma financial statements. For each entity participating in the exchange, please provide us, in tabular format, a listing of the majority and minority owners along with their percentage ownership in each entity and quantify the amount of total assets of each entity both before and after the exchange. Please also sub-total the percentage ownership for members of the control group separate from minority interest owners for each entity before and after the exchange.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 145

26.   We note your disclosure on page 61 which indicates that Freedom will not acquire GLG Holdings Inc. and GLG Inc. in the acquisition but expects to acquire these entities after consummation of the acquisition of all other GLG entities by Freedom. Since these transactions will not be completed at the same time, please revise your pro forma financial statements to more clearly identify the pro forma adjustments pertaining to the acquisition of GLG Inc. and GLG Holdings, Inc. separate from the pro forma adjustments associated with the acquisition of the other GLG entities.

27.   We note your response to comment 66 in our letter dated August 10, 2007. Please revise your pro forma financial statements to state, if true, that the number of authorized, issued and outstanding common shares on the face of your pro forma balance sheet are pro forma amounts.

Note B. Pro Forma Adjustments, page 150

28.   We note your revised disclosures regarding adjustment 7 in response to comment 71 in our letter dated August 10, 2007. Absent any master netting agreements, material amounts of interest expense on your notes to Sage Summit and Lavender Heights Capital should not be netted against interest income on restricted cash on the face of your income statement in future filings. Therefore, although your pro forma financial statements are presented on a condensed basis and you expect that the amount of interest payable will closely match the returns on restricted cash, please revise your description of adjustment 7 to quantify the expected amount of factually supportable pro forma interest income and expense for both interim and annual periods.

Note C. Pro Forma Earnings per Share, page 153

29.   We note your response to comment 77 in our letter dated August 10, 2007. Since the FA Sub 2 Limited Exchangeable Shares are the shares with economic rights, it appears that the entire portion of the earnings (loss) attributable to the Exchangeable Shares should be deducted from the pro forma income statements since this represents the minority interest. The deductions from your pro forma income statements would include both the extra cumulative dividend the Exchangeable Shares are entitled to, as well as the amounts that they share equally with other stockholders. It appears that your current presentation only deducts the portion of the cumulative dividend that is in excess of the rights of the common stockholders. Once you make the adjustments described above to your pro forma income statements, it appears there would be no need to assume conversion of the Exchangeable Shares and you should include these shares in your discussion of anti-dilutive shares instead.

30.   As a related matter, please also adjust your pro forma balance sheet on page 146 to account for the minority interests of the FA Sub 2 Limited Exchangeable shareholders. Based on your disclosures on page 62, it appears that the amount of their minority interest is 20%.

Compensation Discussion and Analysis -- GLG, page 192

31.   We note your response to comment 91 in our letter dated August 10, 2007; however, if GLG engages in benchmarking, this disclosure is required under Item 402(b)(2)(xiv) of Regulation S-K. Also explain how GLG determines that its compensation levels, including the limited partner profit shares to which you refer on page 194, are competitive. For example, do you use surveys, studies or other reports to make this determination?

Distributions and Limited Partner Profit Shares, page 193

32.   We note your response to comment 94 in our letter dated August 10, 2007. You disclose that distributions to GLG's principals, senior management, and key personnel is based in part on established goals and operational performance, including key financial measurements such as fee revenue, operating profit, fund inflows and fund performance. Please disclose these established goals or target levels. If you believe that disclosure of the target levels would cause you competitive harm, using the standard you would use if requesting confidential treatment, please discuss this supplementally. In that case, note that you must still include disclosure that explains how difficult it will be for the executive or how likely it will be to achieve the undisclosed target levels. We may have additional comments on whether you have met the standards for treating the information confidentially. Please see instruction 4 to Item 402(b) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 199

33.   We note that you expect to provide additional disclosure within the next several days in response to comment 95 in our letter dated August 10, 2007. Please note that we may have further comment.

34.   We note your response to comment 96 in our letter dated August 10, 2007. However, please disclose whether the principals, directors or senior management are permitted to invest their own capital in side-by-side investments with your private equity funds, not including the proposed investment set forth in the purchase agreement. If so, please quantify these amounts and disclose the agreements or terms pursuant to which such investments are made and how profits or distributions are made to the principals. Also disclose whether these personal investments may result in conflicts of interest among investors in the funds.

GLG Combined Financial Statements

Note 1. Organization and Basis of Presentation, page F-7

35.   We note your response to comments 103 and 104 in our letter dated August 10, 2007. Please more fully describe the accounting literature you relied on to support your inclusion of GLG Inc. and GLG Holdings, Inc. in the combined GLG entities by virtue of the terms of a service agreement. Please specifically tell us the provisions of the service agreement that you relied upon to determine that GLG Inc. and GLG Holdings, Inc. should be included with the other GLG entities as entities under common control.

As appropriate, please amend your filing in response to these comments. You may contact Lisa Haynes at (202) 551-3424 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Brian Gavsie, Esq.
        Greenberg Traurig, LLP
        401 East Las Olas Boulevard, Suite 2000
        Fort Lauderdale, FL 33301